Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use of our report dated May 14, 2020, relating to the consolidated financial statements of Medicenna Therapeutics Corp for the year ended March 31, 2020, appearing in Exhibit 99.2 to this Annual Report on Form 40-F for the year ended March 31, 2021.

We also consent to the incorporation by reference in the Registration Statements on Form F-10 (No. 333-238905) and Form S- 8 (No. 333-240225) of Medicenna Therapeutics Corp. of our report dated May 14, 2020 referred to above.

/s/ DAVIDSON & COMPANY LLP

Vancouver, Canada	Chartered Professional Accountants

May 27, 2021